UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 10, 2022	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 4Q21-ResultsConference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

LOMA continues to deliver strong results

- **Cement business** continues to deliver world class margin with demand almost reaching all time highs
- **As reported results**
  - **Net revenues** -3.8% to Ps. 19.3 billion (US$ 187 million; +16.6%)
  - **Adjusted EBITDA** -10.0% to Ps. 6.4 billion (US$ 63 million; +9.1%)
  - **Net Profit** of Ps. 2.8 billion
- **Consolidated Adjusted EBITDA margin** reached 33.3%, contracting 231 bps YoY and expanding 693 bps from 3Q21
- **FY21 EBITDA** of US$ 215 million and margin of 31.4%
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of -0.12x
- **L'Amalí´s second line** in full production



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

2

 Macro & Industry contextRevenues and Volumes  3

Cement demand almost reached all time highs in 2021

LOMA NEGRA a member of InterCement

GDP Growth[1] (YoY Growth, %)



2.9
-2.6
-2.1
-9.9
9.7
3.0
2.2
2.2
-4.3
2.9
17.9
11.9
2017
2018
2019
2020
2021e
2022e
2023e
2024e
4Q20
1Q21
2Q21
3Q21

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
27 33
23 20
23 18
98 94
322
135
70
35
28 21
19 21
23 19
12 7
8 6
8 2
5 4
-2
16
Dec'20
Jan'21
Feb'21
Mar'21
Abr'21
May'21
Jun'21
Jul'21
Ago'21
Sep'21
Oct'21
Nov'21
Dic'21
4
Ene'22
Feb'22

Monthly Industry Cement Sales[3] ('000 tons)



2018
2019
2020
2021
2022
800
300
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



58%
42%
58%
42%
70%
30%
61%
39%
68%
33%
60%
40%
2018
2019
2020
2021
4Q20
4Q21
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Ene' 22: As of the date of this presentation, ISAC figures were not released

4

Revenue down 3.8% in 4Q21
Sound expansion across all segments for the full year

Revenue Performance:

- Cement, masonry & lime: decreased 4.8% YoY, with volumes expanding 3.5% with a softer pricing dynamic
- Concrete: down by 0.4% YoY. Volumes down due to the impact of an extraordinary infrastructure work in 4Q20, compensated with solid pricing performance
- Railroad: increased by 8.1% YoY. Volumes decrease by 3.2% compensated by an increase in pricing and sales mix
- Aggregates: surged by 51.9% YoY. Volume increase of 14.0% coupled with a recovery in pricing and a positive pricing mix

Sales Volumes (1)

		4Q21	4Q20	% Chg.	2021	2020	% Chg.
Cement, masonry & lime	MM Tn	1.68	1.62	3.5%	6.13	5.16	18.7%
Concrete	MM m3	0.13	0.15	-14.5%	0.52	0.30	73.4%
Railroad	MM Tn	1.13	1.17	-3.0%	4.33	3.79	14.1%
Aggregates	MM Tn	0.25	0.22	14.0%	0.84	0.57	47.1%

Revenues (AR$ million) (2)

	4Q21	4Q20	% Chg.	2021	2020	% Chg.
Cement, masonry & lime	17,452	18,328	-4.8%	65,925	57,356	14.9%
Concrete	1,360	1,365	-0.4%	5,325	3,072	73.3%
Railroad	1,560	1,442	8.1%	5,980	5,427	10.2%
Aggregates	369	243	51.9%	1,108	606	82.8%
Total Net Revenues	19,257	20,019	-3.8%	73,668	62,827	17.3%

(1) Sales volumes include inter-segment sales
(2) Sales revenues include inter-segment sales and Other segments

5

 Business Performance  6

 Consolidated gross profit declined 7.9% YoY, with gross margin contracting 152 bps to 34.6% mainly impacted by lower top line performance for the 4Q21. Sound recovery of 22.5% for the FY21.Compression in cement margin partially offset by an improvement in Concrete and Aggregates. SG&A increased by 20.9% YoY mainly due to a recognition of an allowance for doubtful receivables in the Railroad segment , reaching 9.9% as % of sales.   Tighter margins on 4Q21 and expansion for FY21      7  Gross Profit & Margin    AR$ Million  Gross Margin  34.6%  36.2%  -7.9%    30.3%  31.6%    +22.5%  Selling, General & Administrative    AR$ Million  As a % of Sales  8.3%  7.9%  8.6%  9.9%    +21.4%  +20.9%

Record performance for the FY 2021

- **Consolidated Adjusted EBITDA of US$63 million** in the 4Q21, down 10% when measured in Ps.
- For FY21, **EBITDA** stood at US$215 million, up 15.4% when measured in Ps.
- **Consolidated Adjusted EBITDA Margin** reached 33.3%, down 231 bps YoY, expanding 693 bps from 3Q21
- **By segments**
  - **Cement, masonry cement and lime segment** Adjusted EBITDA margin stood at 37.4%, contracting 306 bps YoY primarily due to lower top line performance
  - **Concrete** Adjusted EBITDA margin recovered to 6.1% from -19.2% in 4Q20
  - **Railroad** Adjusted EBITDA margin decreased to negative 12.9% due to the impact produced by a recognition of an allowance for doubtful receivables
  - **Aggregates** Adjusted EBITDA margin recovered but remains negative 1,2% from -9.9% in 4Q20


Adjusted EBITDA & Margin
AR$ Million
Adjusted EBITDA Margin
35.6%
33.3%
31.9%
31.4%
15.4%
-10.0%
7,132
6,416
20,041
23,124
4Q20
4Q21
FY20
FY21

US$ million	58	63	171	215

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

 Bottom line Financial performance  9

 Net Profit Attributable to Owners     AR$ Million  US$ million  Net Profit breakdown:Adjusted EBITDA decreased by 10.0% YoYTotal finance cost of Ps.143 million in 4Q21 compared to a net gain of Ps.935 million in 4Q20Foreign exchange gain of Ps. 195 million in 4Q21, compared to Ps. 407 million gain in 4Q20Gain on net monetary position was Ps.80 million in 4Q21 compared to Ps.729 million on 4Q20Net Financial expense, increased by Ps. 217 million to Ps. 418 million compared to Ps. 201 million YoY due to lower FX depreciation effect compared with the evolution of the inflation rate Net Profit Attributable to Owners of the Company in 4Q21 was Ps. 2.9 billion, down from Ps. 4.5 billion in 4Q20. The full year comparison is affected by the divestment in Paraguay in FY2020 and an increase in the income tax rate that impacted in FY2021  Finance Costs, net   AR$ Million    49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Net Profit down 37% affected by lower operating performance and higher financial cost      10

Robust balance sheet with positive cash position

- **Cash position and Investments** of Ps. 5.3 billion and total debt at Ps. 2.5 billion as of end of 4Q21
- **Net Cash position** of Ps. 2.8 billion (US$ 27 mm) at Dic'21 with Debt reduction of US$16 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of -0.12x in FY21 compared with 0.16x in FY20
- **In 4Q21, Operating cash generation** was Ps. 5.2 billions with lower profitability partially offset by positive working capital effect. For FY2021, cash generation from operating activities was Ps. 15.0 billions boosted by a higher profitability affected by the increase in the income tax rate
- **Capital expenditures** of Ps.2.2 billion in 4Q21 and Ps.6.9 billion for FY 2021 (L'Amalí expansion represented 27% and 45% accordingly)
- **Share Repurchased in 4Q21** amounted Ps. 0.7 billion and Ps. 2.4 billion for FY2021

Debt Maturity schedule



Ps.
USD
US$ Million
51
17
1
1
1
4
Cash Position
1Q 2022
2Q 2022
3Q 2022
4Q 2022
2023

Debt by Currency



Ps.
7%
US$24
MM
US$
93%

Cash Flow Highlights

amounts expressed in millions of pesos	4Q21	4Q20	FY21	FY20
Net cash generated by operating activities	5,228	6,044	15,050	17,189
Net cash used in investing activities	(2,265)	(2,624)	(8,845)	(2,158)
Net cash (used in) generated by financing activities	(2,490)	(4,801)	(8,760)	(15,854)
Cash and cash equivalents at the end of the period	3,306	6,605	3,306	6,605

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

 2021 Outlook  12

 2021 cement demand almost reached record highsFor 2022 we expect growth to continue, following a similar trend of recent monthsAmid the outcome of political and macroeconomic challenges, we remain focused on delivering strong resultsL´Amalí´s new line in full production, meeting all expectationsWe release our first Sustainability Report sharing the progress made in this area and our commitment with the environment, the communities where we operate and other stakeholders  Looking into 2022      13  Inauguration of L’Amali’s second line  New Sustainability Report  L’Amalí´s two lines

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

IR Contact

Marcos I. Gradin
Chief Financial Officer and Investor Relations

Diego M. Jalón
Head of Investor Relations

+54 (11) 4319-3050
investorrelations@lomanegra.com

Thank you!

LOMA NEGRA

una empresa InterCement